Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. 2007 Oil & Natural Gas Disclosure Documents

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, April 1 /CNW/ - Claude Resources Inc. has included the disclosure and reports relating to oil and natural gas reserves data and activities required pursuant to National Instrument 51-101 - Standards of
Disclosure for Oil and Gas Activities in its Annual Information Form ("AIF"),
audited financial statements and related Management's Discussion and Analysis for the year ended December 31, 2007, as filed with Canadian securities regulatory authorities on the System for Electronic Document Analysis and
Retrieval ("SEDAR"). Copies of the AIF, audited financial statements and related Management's Discussion and Analysis for the year ended December 31,
2007 may be accessed electronically on SEDAR at www.sedar.com.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold mining and exploration company with producing oil and natural gas assets. Since 1991,
Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan and is an active gold explorer with properties in
Saskatchewan and Manitoba. Claude recently reacquired control of its 100%
owned Madsen gold project in the prolific Red Lake area of northwestern
Ontario.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Dwight Percy, Vice President
Corporate Development, Phone: (306) 668-7501, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:26e 01-APR-08